# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FTAI Infrastructure Inc., CIK 0001899883
CUSIP: 35953C106
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1345 AVENUE OF THE AMERICAS, NEW YORK, New York (NY), 10105
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001013594-24-000221
Filed by CIK 0001316580

## Reporting persons
- Luxor Capital Group, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 6,629,575; sole dispositive power 0; shared dispositive power 6,629,575; aggregate amount beneficially owned 6,629,575 (5.8% of the class)
- Thebes Offshore Master Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 4,410,446; sole dispositive power 0; shared dispositive power 4,410,446; aggregate amount beneficially owned 4,410,446 (3.8% of the class)
- Qena Capital Partners Offshore Master Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 2,219,129; sole dispositive power 0; shared dispositive power 2,219,129; aggregate amount beneficially owned 2,219,129 (1.9% of the class)
- LCG HOLDINGS LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 6,629,575; sole dispositive power 0; shared dispositive power 6,629,575; aggregate amount beneficially owned 6,629,575 (5.8% of the class)
- Luxor Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 6,629,575; sole dispositive power 0; shared dispositive power 6,629,575; aggregate amount beneficially owned 6,629,575 (5.8% of the class)
- Christian Leone: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 6,629,575; sole dispositive power 0; shared dispositive power 6,629,575; aggregate amount beneficially owned 6,629,575 (5.8% of the class)

## Item 1. Issuer
Name of issuer: FTAI Infrastructure Inc.
Address of issuer's principal executive offices: 1345 AVENUE OF THE AMERICAS, NEW YORK, New York, 10105

## Item 2. Person Filing
Name of person filing:
The names and citizenships of the persons filing this statement on Schedule 13G are (collectively, the "Reporting Persons"):

Thebes Offshore Master Fund, LP ("Thebes Master Fund")

Qena Capital Partners Offshore Master Fund, LP ("Qena Master Fund")

LCG Holdings, LLC ("LCG Holdings")

Luxor Capital Group, LP ("Luxor Capital Group")

Luxor Management, LLC ("Luxor Management")

Christian Leone ("Mr. Leone")
Address of principal business office or, if none, residence:
The principal business address of each of Luxor Capital Group, Luxor Management, LCG Holdings, and Mr. Leone is 7 Times Square, 43rd Floor, New York, New York 10036.

The principal business address of each of Thebes Master Fund and Qena Master Fund is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
Citizenship: Each of Thebes Master Fund and Qena Master Fund is organized under the laws of the Cayman Islands. Each of LCG Holdings, Luxor Capital Group and Luxor Management is organized under the laws of the State of Delaware. Mr. Leone is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on June 30, 2025:
(i) Thebes Master Fund beneficially owned 4,410,446 Common Shares;

(ii) Qena Master Fund beneficially owned 2,219,129 Common Shares;

(iii) LCG Holdings, as the general partner of Thebes Master Fund and Qena Master Fund, may be deemed to have beneficially owned the 6,629,575 Common Shares beneficially owned by Thebes Master Fund and Qena Master Fund;

(iii) Luxor Capital Group, as the investment manager of Thebes Master Fund and Qena Master Fund, may be deemed to have beneficially owned the 6,629,575 Common Shares beneficially owned by Thebes Master Fund and Qena Master Fund;

(iv) Luxor Management, as the general partner of Luxor Capital Group, may be deemed to have beneficially owned the 6,629,575 Common Shares beneficially owned by Luxor Capital Group; and

(v) Mr. Leone, as the managing member of Luxor Management, may be deemed to have beneficially owned the 6,629,575 Common Shares beneficially owned by Luxor Management.
Percent of class: As of the close of business on June 30, 2025, the Reporting Persons may be deemed to have beneficially owned 6,629,575 of the Issuer's Common Shares or 5.8% of the Issuer's Common Shares outstanding, which percentage was calculated based on 115,087,817 of the Issuer's Common Shares outstanding as of June 30, 2025, as reported in the Issuer's Form 8-K filed with the Securities and Exchange Commission on August 7, 2025. Specifically, as of the close of business on June 30, 2025, each Reporting Person beneficially owned such percentage as reflected in Item 11 of the applicable Cover Page hereto.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Luxor Capital Group, LP: /s/ Norris Nissim, Norris Nissim, General Counsel of Luxor Management, LLC, the General Partner of Luxor Capital Group, LP (08/14/2025)
- Thebes Offshore Master Fund, LP: /s/ Norris Nissim, Norris Nissim, General Counsel of LCG Holdings, LLC, the General Partner of Thebes Offshore Master Fund, LP (08/14/2025)
- Qena Capital Partners Offshore Master Fund, LP: /s/ Norris Nissim, Norris Nissim, General Counsel of LCG Holdings, LLC, the General Partner Of QENA CAPITAL PARTNERS OFFSHORE MASTER FUND, LP (08/14/2025)
- LCG HOLDINGS LLC: /s/ Norris Nissim, Norris Nissim, General Counsel (08/14/2025)
- Luxor Management, LLC: /s/ Norris Nissim, Norris Nissim, General Counsel (08/14/2025)
- Christian Leone: /s/ Norris Nissim, NORRIS NISSIM, as Agent for Christian Leone (08/14/2025)
Comment: Exhibit 99.1 - Joint Filing Agreement
Exhibit 99.2 - Power of Attorney